File No.: 82-1978



CURLEW LAKE RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2005

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT OCTOBER 31, 2005
(Unaudited – prepared by management)

	Oct 31 2005	Jan 31 2005
ASSETS		
Current		
Cash	60,128	95,069
Receivables	12,803	1,568
	72,931	96,637
Oil and gas properties (Note 4)	1,625,634	1,599,329
Mineral properties (Note 5)	24,679	15,645
	1,723,244	1,711,611
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,629	10,555
Due to related parties (Note 6)	141,365	146,061
Shareholders' equity		
Capital stock (Note 7)	11,786,253	11,637,753
Contributed surplus (Note 7)	95,111	95,111
Deficit	(10,301,114)	(10,177,869)
	1,580,250	1,554,995
	1,723,244	1,711,611

Nature and continuance of operations (Note 1)
Commitments (Note 4, 5 and 11)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR QUARTER ENDED OCTOBER 31, 2005
(Unaudited – prepared by management)

	Three Months ended October 31		Nine Months ended October 31	
	2005	2004	2005	2004
INCOME				
Petroleum and natural gas sales, net	12,614	1,500	13,108	7,221
EXPENSES				
Amortization & depletion	0	2,710	0	2,710
Interest and bank charges	240	5,076	1,319	16,224
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	2,268	1,578	4,193	6,264
Professional fees & Consulting	1,960	26,181	14,882	26,965
Regulatory and transfer agent fees	3,510	3,815	22,478	12,815
Rent	1,788	3,355	5,794	10,069
Stock-based compensation (Note 7)	0	0	0	5,660
Telephone	2,075	1,739	5,220	4,684
Travel and promotion	51	1,719	3,467	3,671
Wages and benefits	10,000	10,000	34,000	22,000
	36,892	71,173	136,353	156,062
Loss before other items	(24,278)	(69,673)	(123,245)	(148,841)
OTHER ITEMS				
Gain on sale of marketable securities (Note 3)	0	0	0	(3,335)
	(0)	(0)	(0)	(3,335)
Loss for the period	(24,278)	(69,673)	(123,245)	(145,506)
Deficit, beginning of period	(10,276,836)	(10,044,171)	(10,177,869)	(9,968,338)
Deficit, end of period	(10,301,114)	(10,113,844)	(10,301,114)	(10,113,844)
Basic and diluted loss per common share	(0.00)	(0.00)	(0.00)	(0.02)
Weighted avg. number of common shares outstanding	45,305,069	37,679,526	44,532,090	37,611,570

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR QUARTER ENDED OCTOBER 31, 2005
(Unaudited – prepared by management)

	Three Months ended Oct 31		Nine Months ended Oct 31	
	2005	**2004**	**2005**	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	(24,278)	(69,673)	(123,245)	(145,506)
Items not affecting cash:				
Stock-based compensation	0	0	0	5,660
Changes in non-cash working capital items:				
Increase (Decrease) in receivables	(10,420)	(587)	(11,235)	15,667
Increase (Decrease) in drilling advances	0	18,403	0	18,403
Inc (Dec) in A/P and accrued liabilities	(3,037)	(5,000)	(8,926)	(5,665)
Net cash used in operating activities	(37,735)	(56,857)	(143,406)	(111,441)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	108,500	144,450	148,500	159,450
Proceeds from (repayment to) related party	(12,727)	13,898	(4,696)	23,530
Net cash provided by financing activities	95,773	158,348	143,804	182,980
CASH FLOWS FROM INVESTING ACTIVITIES				
Recovery (acquisition) of oil and gas properties	(26,057)	(19,243)	(26,305)	0
Proceeds on sale of Marketable Securities	0	0	0	23,625
Acquisition of mineral properties	0	(7,401)	(9,034)	(11,111)
Net cash provided by investing activities	(26,057)	(26,644)	(35,339)	12,514
Change in cash during period	31,981	74,847	(34,941)	84,053
Cash, beginning of period	28,147	11,210	95,069	2,004
Cash, end of period	60,128	86,057	60,128	86,057
Cash paid during current period for:				
Interest expense	0	4,994	1,080	15,914
Income taxes	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of mineral properties and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	Oct 31 2005	Jan 31 2005
Deficit	(10,301,114)	(10,177,869)
Working capital (deficiency)	71,302	86,082

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Long-term investments

The Company records investments in which it does not have significant influence at cost and adjusts to net realizable value if there is a decline in value that is other than temporary.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and Gas Properties

Curlew Lake Resources uses the full cost method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("ACG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20%. AcG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost center is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost center is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Asset retirement obligations

At December 31, 2003, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of asset retirement obligations. Under this policy the Company recognizes the liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of oil and gas properties and depleted into earnings over time.

Depreciation, Depletion, and Accretion

In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated in accordance with National Instrument 51-101.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required. During fiscal year ending January 2004, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year's presentation.

3. LONG-TERM INVESTMENTS

Long-term investments

During the 2005 fiscal year, the Company sold 17,500 common shares of Impact Energy Inc. ("Impact") for net proceeds of $23,625 and a Gain on Marketable Securities of $3,335.

4. OIL AND GAS PROPERTIES

	Oct 31 2005	Jan 31 2004
Turner Valley Oil Project	3,412,802	3,412,686
EKHO Project	1	1
Fosterton Project	5,000	5,000
White Pine Project	600	600
Antelope Valley Project	26,057	0
Forum Prospect	1	1
	3,444,461	3,418,288
Less: Recoveries and drilling advances received	(420,627)	(420,759)
Accumulated depletion and amortization	(1,398,200)	(1,398,200)
	1,625,634	1,599,329

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. During the 2002 fiscal year, the Company signed farmout agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company is now receiving pre-payout royalty income.

Also during the 2002 fiscal year, the Company signed an agreement whereby an investor agreed to pay 1.575% of the cost of drilling and completing a specific well on Company interest land in this area. Pursuant to the agreement, the Company will receive 15% of any revenues from this interest in the well until the investor recovers his investment, and thereafter the Company will receive 50% of revenues. As at October 31, 2005, the investor has recovered $41,476, and drilling advances of $145,607 remain to be paid. (2005 - $151,286)

EKHO Project, California, USA

In 1999, the Company entered into an Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's Ekho Oil Project in the San Jaoquin Valley, Kern County, California, USA. An agreement signed effective May 1, 2004 restructured the project, whereby the Company converted its working interest to a .33 of one percent Gross Overriding Royalty interest in any production from the Ekho No. 1 well and the surrounding 320 acres.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

4. OIL AND GAS PROPERTIES (cont'd...)

White Pine Project, Nevada, USA

The Company holds a 100% interest in oil and natural gas leases totalling 937 acres in White Pine County, Nevada. The agreement gives the Company a 100% working interest in the leases and any subsequent wells subject to a 7.5% royalty to Vendors and a U.S. BLM Land Royalty of 12.5% (an 80% net revenue lease). If an initial test well is successful the Company has agreed to pay a one-time fee of $100,000 U.S. for a well that achieves sustained production over 1,000 barrels of oil per day (BOPD), or $50,000 if under 1000 bopd, within 90 days of commencement of production.

Antelope Valley Project, Nevada, USA

In August Curlew Lake Resources acquired a 100% working interest in an additional 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases.

Fosterton Project, Saskatchewan, Canada

The Company has signed an agreement whereby it is granted the right to participate in a test well (planned for fiscal 2006) to earn a 25% interest in 320 acres of petroleum and natural gas leases. The Company will be required to pay 25% of the costs of an initial well on the project, and will be entitled to receive 25% of all net revenue from the well before payout (subject to a convertible GORR reserved to Farmors) and 15% after payout. The Company will have the right to pay 15% of the cost and receive 15% of the proceeds of production on any further wells on the project.

5. MINERAL PROPERTIES

	Oct 31 2005	Jan 31 2005
Typhoon Claims	24,679	15,645
	24,679	15,645

5. MINERAL PROPERTIES (cont'd...)

Typhoon Claims, Clear Creek District, Yukon Territories

In the 2003 fiscal year, the Company entered into an option agreement to acquire a 100% interest in 12 mineral claims in the Clear Creek District of the Yukon. Curlew Lake may earn a 100% interest in the claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments were scheduled $2000.00 on signing (paid), $5000.00 on or before December 31, 2004 (paid), and $10,000.00 on or before December 31, 2005. Shares were to be issued, subject to regulatory approvals, and subject to successful results of initial exploration, on or before December 31, 2004 (issued). By an amended agreement dated May 11, 2005 the 10% Net Proceeds of Production Royalty was changed to a 2% Net Smelter Royalty, of which 1% may be purchased by the Company at any time in the future for the price of $600,000, in cash or shares.

During May 2005, the Company executed a Letter of Intent with Select Resources Corporation., a wholly owned subsidiary of Tri-Valley Corporation (TIV:Amex), whereby Select Resources may earn a 51% interest in the Typhoon gold project in the Clear Creek area, Dawson Mining District in the Yukon Territories. Select Resources has paid $10,000 cash on signing the Letter of Intent; and to complete its earn-in they will carry out $550,000 in work commitments over 4 years, and make cash payments of a further $60,000 over 3 years. A minimum $50,000 first-phase work program of geochemistry, geophysics, and geological mapping is to be completed during the 2005 field season. Select Resources will be the operator of the project.

After the earn-in phase, the agreement provides for the formation of a Joint Venture to carry out further development. Should Curlew Lake not participate it will be diluted to a sliding scale NSR ranging from 2% (on a gold price up to $300), to 5% (if gold is priced at $500 or over). The agreement also includes a provision whereby Curlew, if diluted, may back in upon the decision of Select to commence commercial production on the basis of a feasibility report, up to a 20% interest, by paying its shares of costs to that point, plus a penalty equal to 150% of the costs avoided by being diluted down. Curlew will be responsible for underlying obligations with respect to the Kingfisher agreement.

	Cash Payments	Share Payment
On signing	$ 2,000 (paid)	
On or before June 30, 2005	$ 5,500 (paid)	
On or before December 31, 2005	$ 10,000	
On or before December 31, 2004		200,000 (issued)

6. DUE TO RELATED PARTIES

Amounts due to related parties are due to directors, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related parties that the loan will not be called within the next twelve months.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
As at January 31, 2004	37,529,526	11,322,753	72,451
Private Placement	6,000,000	300,000	-
Exercise of warrants	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111
Private Placement	2,350,000	148,500	-
Exercise of warrants	-	-	-
Stock-based compensation	-	-	0
As at October 31, 2005	46,029,526	11,786,253	95,111

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd...)

Stock options (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2004	1,600,000	0.10
Options granted	500,000	0.10
Balance, January 31, 2005	2,100,000	0.10
Options granted	200,000	0.10
Balance, October 31, 2005	2,300,000	0.10

Stock options outstanding at October 31, 2005 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	1,600,000	$ 0.10	February 2, 2008
	500,000	$ 0.10	May 26, 2009
	200,000	$ 0.10	September 14, 2010
	2,300,000	$ 0.10	

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

The following warrants to acquire common shares were outstanding at October 31, 2005

Number of Shares	Exercise Price	Expiry Date
3,000,000	$ 0.15	November 25, 2005
3,000,000	0.10	January 24, 2006
600,000	0.10	April 18, 2006
1,550,000	0.10	September 6, 2006

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes are as follows:

	2005	2004
Loss for the year	(209,532)	(227,829)
Expected income tax recovery	74,635	85,664
Non deductible expenses and adjustment for income tax rate changes	(17,702)	(7,270)
Stock-based compensation not deductible for income tax purposes	(8,071)	(27,242)
Unrecognized benefits of non-capital losses	(48,862)	(51,152)
Income tax recovery	-	-

8. INCOME TAXES (cont'd...)

The Company's future tax assets are as follows:

	2005	2004
Future income tax assets:		
Non-capital loss carry forwards	418,467	476,782
Capital loss carry forwards	96,309	-
Resource properties	532,349	604,672
Equipment	30,659	29,508
	1,077,784	1,110,962
Less: Valuation allowance	(1,077,784)	(1,110,962)
	-	-

The Company has available for deduction against future taxable income non-capital losses of approximately $1,175,000 and capital losses of $540,756. The non-capital losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital and capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (Q3 FY-04 - $15,000) to a company controlled by a director.

b) Paid or accrued fees of $6,000 (Q3 FY-04 – $4,000) to a director.

c) Paid or accrued interest expense of $0 (Q3 FY-04 - $4,994) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable, as they have no repayment terms.

11. COMMITMENTS

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) U.S. Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with No Asset Value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources - CWQ will have a 15% interest in Curlew Resource Corp.

This agreement in no way impacts Curlew Lake Resources Inc. asset with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp - CRC by the Aidan Capital Management Group.

12. SUBSEQUENT EVENTS

November 7, 2005: Curlew Lake Resources announced the extension of 3,000,000 warrant exercisable at $0.15 per share until November 25, 2005.

November 7, 2005: Curlew Lake Resources announced the arrangement of a non-brokered private placement of $100,000 comprising of 1,000,000 units at a price of 10 cents per share. Each unit is comprised of one flow-through common share of the Company, and one share purchase warrant entitling the Subscriber to acquire an additional common share at a price of $0.15 per share, exercisable at any time up to one year from the date of issuance. The securities are subject to a hold period in accordance with regulatory policies. The funds will be used for the Fosterton well program.

November 7, 2005: Curlew Lake Resources Inc., (TSX-V: CWQ) (Pink Sheets: CWLXF) together with Partner Select Resources, announced favorable exploration results of the Typhoon property area. The original claim group of 36 claims has been expanded by 62 claims, to 98 claims, more than doubling the amount of land held in the area to approximately 4,400 acres.

CURLEW LAKE RESOURCES INC.
2005 MANAGEMENT'S DISCUSSION AND ANALYSIS
MD&A preparation date December 16th, 2005

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Curlew Lake Resources Inc. (the "Company"), should be read in conjunction with the consolidated financial statements for quarter ending October 31, 2005. National Instrument Policy 51-102 states the Company is not required to have their Interim Financial Statements reviewed by their auditors. The Company has decided to opt out of external audit review of its Interim Financial Statements. The financial position of the Company dictates this is currently a prudent management decision.

Description of Business

The Company is an oil and natural gas, and precious metals, exploration, development and production company with operations in western Canada and the United States. The Company was incorporated on January 15, 1987, in British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol CWQ as well as the Pink Sheets under the symbol CWLXF.

Selected Annual Information

	2005	2004	2003
Total Revenue	11,114	35,734	3,550
Loss before discontinued items, in total	(209,532)	(227,829)	(181,119)
Loss before discontinued operations and extraordinary items, on a per share basic & diluted per share basis	(0.01)	(0.01)	(0.01)
Net Loss Total	(209,532)	(227,829)	(958,857)
Net Loss per share (basic & diluted basis)	(0.01)	(0.01)	(0.03)
Total Assets	1,711,611	1,683,091	1,915,270
Total long-term financial liabilities	146,061	215,289	212,932
Cash dividends declared per-share	-	-	-

Selected Annual Information Discussion

In fiscal year ending January 31, 2005 the Company focused on mineral property exploration with positive results. The company had decided to diversify in the current year while waiting for production issues to be resolved in the Turner Valley oil and gas project. This resulted in the Company acquiring and exploring additional land, which gives good potential to add value to the Company in the medium term. Additionally our management team was considerably strengthened with the addition of David McKee as Chief Financial Officer. This, and our focus on new lower risk plays, has positioned the Company to increase shareholder value. The company is now involved in several plays with significant potential, which have been acquired for minimal cash payments.

<u>**Other Annual Highlights include**</u>:

- Fosterton- The Company has focused on an area of extensive existing oil production. Management feels this could result in 34 new oil wells, each well potentially capable of producing more than 215 barrels of oil per day in total. The Company has a 25% working interest in the project. Due to environmental concerns a decision was made to commence this project upon freeze up of ground conditions in late 2005.
- Preliminary results in the Yukon have led to a Joint Venture of our Gold Property with Select Resources. Select Resources has now completed another phase of exploration on the project. Positive results have lead to a more than doubling of the Gold property claims. The company looks forward to further second stage exploration in the coming spring 2006
- New developments close to the White Pine, Nevada oil project, have decreased the risk factor with the recent progress of a well in close proximity currently testing the same geological structures. Additional information on the Great Basin area of Nevada led Curlew Lake to acquire a significant land position in the current year.
- Management feels the Aidan Capital agreement will add positive results to the company, including a US Listing and access to a much larger market and network. Curlew Lake has now completed the first stage in OTC BB listing with a U.S. trading Pink Sheets listing CWLXF.

These initiatives, along with the secure base of Turner Valley gas production, should help strengthen the company from its current position. Management is excited about the future and will continue to strive to add shareholder value.

1.4 Results of Operations

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. Pre-payout royalty income has now commenced from two of four Company interest wells.

Exploration Program

The Company has announced plans to participate in the drilling of a development well on the underlying gas reserves on Section 20 in Township 22, Range 3, west of the fifth meridian, just south of Calgary, Alberta. The Section 20 well is directly offsetting a Section 17 well at Whiskey Creek and is 1.5 miles southeast of the Shell 11- 31 well at Sarcee that has produced over 90 billion cubic feet of natural gas and 500,000 barrels of natural gas liquids. The Section 17 well penetrated two separate sheets of the Mississippian formation. Seismic indicates there a strong potential for two Mississippian sheets on Section 20. The operator of the southeast and northwest quarters of Section 20 has proposed this well and reports they have commenced the licensing process for a well with a target spud date for early 2006. The Company has a 4.375% working interest in the southeast and northwest quarter of Section 20, which will convert to a 2.1875% working interest in the 640-acre Section 20 spacing unit (subject to pooling).

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established early 2006.

Exploration Results

Four wells have been successfully drilled and tested on Company interest lands in this area. Three of the four wells have been prepped for production and the 68 well is currently producing at a significantly reduced rate. The company is hopeful the production will be increased due to increased line pressure being added to the pipeline in December 2005. The 8-21 and the 10-16 wells are awaiting final transfer documents to be signed and should add significant revenue to the company. The 4th well has been successfully tested and will be readied for production as soon as an adjoining well has been deepened and the required pipeline constructed. The company feels these wells will bring the company into a Net Income position in 2006 for the first time in corporate history.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Turner Valley project.

Fosterton Project, Fosterton, Saskatchewan

The Fosterton project is located in Saskatchewan and presents good potential offsetting existing production. A seismic review completed on the property has shown a seismic high underlying the Fosterton field, extending to the southwest beneath the land in which the Company has a 25% working interest. The Company and its partners intend to have this well drilled as soon as the winter freeze allows easier land access. This is expected in December 2005. The primary target, the Rosary Sand, located at a depth of about 3,300 feet, is well-developed porous and permeable sand and is the producing horizon in the Fosterton field. The farm out land consists of 320 acres offsetting the Fosterton field. Wells can be drilled on 40 acre spacing with the present seismic feature supporting several offset locations should the first commitment well be commercial. Cumulative production at the analogous Fosterton Field varies with the best well producing over 300,000 barrels of oil. The seismic work completed suggests a multiple well project.

Exploration Program

The Company plans to have this well drilled in December 2005.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has commenced. The Company expects to fully fund the program to maintain its 25% of the project. Follow-up wells will be planned after results from Fosterton #1 are known.

Exploration Results

The Company plans to have this well drilled in December 2005. During the week of December 12th the Company received approval to drill from Saskatchewan Agriculture and Food as well as Saskatchewan Environment.

Future Developments

Operations are ongoing. The Company is committed to the long-term exploration of the Fosterton project.

White Pine Project, Nevada, U.S.A.

The Company acquired lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. This property presents good potential near current exploration activity. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). The Company is in the process of gathering additional information on the land and is hopeful to have preliminary drilling plans in the first half of 2006. If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The primary target, located at a depth of 3,500 feet, in the Middle Devonian Simonson Formation, has been known for several major producing fields, including Blackburn and Grant Canyon, with one well alone producing approximately 4000 barrels a day for ten years and over 15 million barrels of oil from inception to date. The White Pine project consists of 937 acres.

Management will follow an ongoing drill program near the Company property closely. The Company feels this provides a high potential opportunity dependant on the results of the exploration work. The Company feels this project presents a great opportunity of multiple well potential.

Exploration Program

The Company has been notified that drilling on the property adjacent to Company land is continuing. The operating company has recently given this well a "Tight Hole" status, and all we have been able to discover to date is that the well has interesting oil shows. Management feels this location has great potential since the proposed Company well is in close proximity and is based on the same structural interpretation. The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the first half of 2006.

Exploration Results

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Future Developments

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

Antelope Valley Project, Nevada, U.S.A.

In August Curlew Lake Resources acquired a 100% working interest in 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases.

The Company feels this project presents a great opportunity of multiple well potential.

Exploration Program

Analysis is ongoing. The Company is committed to the long-term exploration of the Antelope Valley project.

Reconciliation of Proposed & Actual Expenditures

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the first half of 2006.

Exploration Results

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

Future Developments

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

Clear Creek Mineral Project, Yukon

The Company acquired an option to earn a 100% interest in the Typhoon mineral claims located in the Clear Creek District of the Yukon. During and after a 2004 exploration program the Company staked an additional 24 mineral claims. During 2005, the Company executed a Letter of Intent with Select Resources Corporation., a wholly owned subsidiary of Tri-Valley Corporation (TIV:Amex), whereby Select Resources may earn a 51% interest in the project. After a 2005 exploration program by Select Resources Inc., a further 62 claims were staked, bringing the total claims to 98 and the area covered to about 4400 acres. The original property was acquired in an area where geochemical surveys and placer mining had shown interesting values in gold and silver. The property is readily accessible via a good road connecting to the Klondike Highway some 85 kilometers southeast of Dawson City.

Reconciliation of Proposed & Actual Expenditures

The Company negotiated an agreement with the Kingfisher Syndicate, headed by well-known geologist and professional engineer Robert Adamson (retired), whereby the Curlew Lake may earn a 100% interest in the original claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments are scheduled $2,000.00 on signing (paid), $5000.00 on or before June 30, 2005 (paid), and $10,000.00 on or before December 31, 2005. The Company has completed the issuance of 200,000 to the Kingfisher Syndicate. This agreement provided Curlew Lake Resources 100% control of the property, subject to a 2% NSR, 1% of which may be purchased at any time for $600,000 in cash or shares.

After a successful initial exploration by the Company in 2004, the Company negotiated an agreement with Select Resources (a wholly owned subsidiary of Tri-Valley Corp of Bakersfield, California) which has since paid $10,000 cash on signing the Letter of Intent; and to complete its earn-in they will carry out $550,000 in work commitments over 4 years, and make cash payments of a further $60,000 over 3 years. A minimum $50,000 first-phase work program of geochemistry, geophysics, and geological mapping is to be completed during the 2005 field season. Select Resources will be the operator of the project. After the earn-in phase, the agreement provides for the formation of a Joint Venture to carry out further development. Should Curlew Lake not participate it will be diluted to a sliding scale NSR ranging from 2% (on a gold price up to $300), to 5% (if gold is priced at $500 or over). The agreement also includes a provision whereby Curlew, if diluted, may back in upon the decision of Select to commence commercial production on the basis of a feasibility report, up to a 20% interest, by paying its shares of costs to that point, plus a penalty equal to 150% of the costs avoided by being diluted down. Curlew will be responsible for underlying obligations with respect to the Kingfisher agreement.

Exploration Results

In September 2004 the Company mobilized a two-man crew to the property to perform a Geochemical Survey and prospecting. The crew consisted of an experienced geologist and a technician. During the preliminary operation the crew staked an additional 8 claims. This increased the Company's claim block to 20 units. The crew spent a week on the property installing a soil geochemical grid, and sampling and prospecting along the soil lines. The Quartz Claim property is in the Dawson Mining District on NTS 115 P/14. A detailed map can be found at the following location http://www.yukonminingrecorder.ca/PDFs/115/115P14P.pdf. For reference the initial Company Claims are named "Wind 1-3", "Zephyr 1-3", "Storm 1-3" and "Gale 1-4". In December 2004 the Company announced that the first stage of exploration on the property was completed. This work was performed by the consulting group, Aurora Geosciences Ltd. of Whitehorse, Yukon Territory under the direction of Scott Casselman, BSc., P. Geo., identified as a Qualified Person under National Instrument 43-101.

The property originally consisted of 12 claim units with a further 8 claim units staked during the initial stage of the exploration program. On advice from its consultants after results were available the Company had an additional 16 claim units staked on the eastern boundary bringing the total to 36 claim units. This extended the property to the east across Left Clear Creek past the outlet of 65 Pup Creek into Left Clear Creek, reaching into close proximity to large claim holdings of other companies in the area, and to the west to adjoin claims held by other parties. The land in which the claims are situated is "non-glaciated" Crown Land and falls under the jurisdiction of the Government of the Yukon. First Nations Settlement Land areas lie 3 km northwest of the mineral claims. The property is readily accessible by the Barlow Dome Road, a narrow gravel road running along the ridge on the north side of Clear Creek from the North Klondike Highway near Barlow Lake, for about 20 km to, and across, the property. The gold geochemistry returned a significant anomalous region on the eastern part of line 79700N and 79900N. The highest gold-in-soil value was 87.4 ppb, which is substantially anomalous for this area. The anomaly was open to the east and south. The area also had a coincident arsenic-in-soil anomaly at the ends of lines 79700N, 79900N and 80100N. The As values range from 12.5 to 19.6 ppm.

Exploration Results (cont'd)

Recommendations by Aurora Geosciences Ltd. for the next stage of exploration on this property included filling in the soil sample grid to 100 m intervals and 25 m station spacing in areas of interest and extending the grid eastward to better define and close-off the gold-in-soil anomaly. Further recommendations include a geological mapping program and geophysical surveys, together with pitting and trenching as required to adequately determine geology and expose bedrock in the anomalous area. (A copy of the report by Aurora Geosciences Ltd. has been posted on the Company's website.) Management was very encouraged by these initial results and planned to implement the recommendations of Aurora Geosciences Ltd. and proceed with the next stage of exploration as early as weather permitted in 2005.

On August 2, 2005 Select Resources Corporation and Curlew Lake Resources announced the initiation of the 2005 exploration program of the jointly held Typhoon claim group. Select carried out an extensive program largely completing and exceeding the work recommended by Aurora. Detailed results are expected in the near future.

In November 2005, Curlew Lake Resources Inc., together with Partner Select Resources, announced favorable exploration results and a more than doubling of the Typhoon property area. The following is a copy of the news release.

"SELECT RESOURCES ANNOUNCES FAVORABLE RESULTS FROM TYPHOON PROPERTY, YUKON TERRITORY EXPLORATION

Select Resources Corporation has concluded a preliminary analysis of data from its summer, 2005 soil geochemical program on the Typhoon Property in Yukon Territory, Canada. The soil geochemical data indicate a multielement anomaly with characteristics commonly associated with intrusive related gold systems present in the Tintina Gold Province of Alaska and Yukon Territory. The property position has been expanded to provide additional land control around the anomalous area.

The Typhoon Property is held under an agreement with Curlew Lake Resources, Inc. The property is located about 60 miles southeast of Dawson City, Y.T., in the Clear Creek District. It is accessible by a gravel road from the paved North Klondike Highway between Dawson City and Whitehorse.

The 2005 program included a soil geochemical survey over part of the property, with samples collected on a grid with a nominal spacing of 50 meters by 200 meters. Approximately 400 samples were collected and analyzed for gold and 41 other elements by ALS Chemex of Vancouver. Soil geochemistry displays an anomalous gold, arsenic, antimony, and bismuth signature consistent with intrusive gold related systems.

Magnetic measurements were also collected within the sample grid. The results were not sufficiently definitive to assist in interpreting the mineralization system and will require evaluation and field investigation in the 2006 season.

Select's President, Harold Noyes, stated, "Our team has done an excellent job in processing the soil geochemical data from the Typhoon Property. While the absolute metal values are relatively modest, the spatial association of these elements is clearly consistent with relationships commonly found with intrusive gold systems in the Tintina Gold Province of Yukon and Alaska. We believe the anomaly has merit and deserves further investigation next field season, especially since the surrounding Clear Creek District hosts intrusive-related gold mineralization. The excellent road access to the area will allow substantial flexibility in evaluating the area next spring and summer. Furthermore, we believe the results warrant expanding our land position in this historic gold mining area, and through a contractor we have staked additional ground on all sides of the claim group." The original claim group of 36 claims has been expanded by 62 claims, to 98 claims, more than doubling the amount of land held in the area to approximately 4,400 acres "

Future Developments

Management is encouraged by the results and belief the high quality and highly knowledgeable individuals at Select provide a great opportunity to further define the area geology and identify potential drilling targets in the spring of 2006. The operator is committed to the further exploration of this geologically active area.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, US.

Exploration Program

The Company continues to monitor the progress of the EKHO No. 1 well. As previously announced the Company has agreed to terms which would provide the Company with a .33% Gross Overriding Royalty in the EKHO No. 1 well, with respect to all potential zones.

Reconciliation of Proposed & Actual Expenditures

The Company is no longer financially responsible for any additional costs to complete its share of this project.

Exploration Results

The operator is currently exploring all options in an attempt to successfully produce the EKHO No. 1 well.

Future Developments

Operations are ongoing. The Company will update shareholders as information becomes available.

Forum Prospect - Los Angeles County, California

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

Reconciliation of Proposed & Actual Expenditures

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Exploration Results

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Future Developments

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

Summary of Quarterly Results
Curlew Lake Resources Inc.
Statement of Loss and Deficit
(Unaudited – prepared by management)

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q3 Comp
INCOME	2003	2004	2004	2004	2004	2005	2005	2005	05 vs. 04
Petroleum and natural gas sales, net	15,072	1,886	3,835	1,500	3,893	240	254	12,614	11,114
EXPENSES									
Amortization & Depletion	19,126	-	-	2,710	11,292	-	-	-	(2,710)
Interest and Bank Charges	3,332	6,615	4,533	5,076	2,474	675	405	240	(4,836)
Management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	-
Office and Miscellaneous	1,970	2,906	1,780	1,578	1,370	(1,111)	3,036	2,268	690
Consulting & Professional fees	636	188	596	26,181	16,050	3,511	9,412	1,960	(24,221)
Regulatory and transfer agent fees	1,427	3,268	5,732	3,815	5,681	12,224	6,745	3,510	(305)
Rent	3,474	3,387	3,327	3,355	(1,038)	2,586	1,418	1,788	(1,567)
Royalties Paid	-	-	-	-	16,780	-	-	-	-
Stock-based compensation	72,451	-	5,660	-	17,000	-	-	-	-
Telephone	1,898	1,666	1,279	1,739	2,662	1,452	1,692	2,075	336
Travel and Promotion	1,953	945	1,007	1,719	1,535	772	2,644	51	(1,668)
Wages and benefits	6,000	6,000	6,000	10,000	12,000	12,000	12,000	10,000	-
Total Operating Expense	127,267	39,975	44,914	71,173	100,806	47,109	52,352	36,892	(34,281)
Loss before other items	(112,195)	(38,089)	(41,079)	(69,673)	(96,913)	(46,869)	(52,098)	(24,278)	45,395
OTHER ITEMS									
Extraordinary items	2	(3,335)	-	-	(32,887)	-	-	-	-
Quarter Loss	(112,197)	(34,754)	(41,079)	(69,673)	(64,026)	(46,869)	(52,098)	(24,278)	45,395

1.6 Liquidity and Solvency

At October 31, 2005, the Company had working capital of $71,302. In the short term, the Company will be using the funds to participate in the upcoming Fosterton oil project. Outside of this project the Company will be relying on private placement funding as well as shareholder project investment to fund the company. The Company is in preliminary discussions with investors regarding project investment plans to fund further exploration projects. However, there is no guarantee the Company will be able to raise these funds.

1.9 Related Party Transactions

Amounts due to related parties are due to directors, bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, and are unsecured with no specific terms of repayment. However, the Company has received assurance from the related parties that the loans will not be called within the next twelve months. The Company entered into the following transactions with related parties: a) Paid or accrued management fees of $15,000 (2004 - $15,000) to a company controlled by a director. b) Paid or accrued fees of $6,000 (2004 - $4,000) to a director. c) Paid or accrued interest expense of $0 (2004 - $4,994) to a company controlled by a director on amounts due to a related party. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

General and Administrative

The Company has focused on lowering expense on routine items. Management of the Company does not foresee any significant change to the yearly administrative expenditures during the coming year. However, should the Company not receive the required funding, the Company will review all on-going expenditures and take appropriate action. (See liquidity and solvency above).

Investor Relations

The Company had no arrangements with an independent investor relation consultant during the quarter ended October 31, 2005.

Subsequent Events

1. **November 7, 2005**: Curlew Lake Resources announced the extension of 3,000,000 warrant exercisable at $0.15 per share until November 25, 2005.

2. **November 7, 2005**: Curlew Lake Resources announced the arrangement of a non-brokered private placement of $100,000 comprising of 1,000,000 units at a price of 10 cents per share. Each unit is comprised of one flow-through common share of the Company, and one share purchase warrant entitling the Subscriber to acquire an additional common share at a price of $0.15 per share, exercisable at any time up to one year from the date of issuance. The securities are subject to a hold period in accordance with regulatory policies. The funds will be used for the Fosterton well program.

3. **November 7, 2005**: Curlew Lake Resources Inc., (TSX-V: CWQ) (Pink Sheets: CWLXF) together with Partner Select Resources, announced favorable exploration results of the Typhoon property area. The original claim group of 36 claims has been expanded by 62 claims, to 98 claims, more than doubling the amount of land held in the area to approximately 4,400 acres.

Commitments

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) U.S. Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with no asset value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources- CWQ will have a 15% interest in Curlew Resource Corp. This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
As at January 31, 2004	37,529,526	11,322,753	72,451
Private Placement	6,000,000	300,000	-
Exercise of warrants	150,000	15,000	-
Stock-based compensation	-	-	22,660
As at January 31, 2005	43,679,526	11,637,753	95,111
Private Placement	2,350,000	148,500	-
Exercise of warrants	-	-	-
Stock-based compensation	-	-	0
As at October 31, 2005	46,029,526	11,786,253	95,111

Stock Options

Stock options outstanding at October 31, 2005 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2004	1,600,000	0.10
Options granted	500,000	0.10
Balance, January 31, 2005	2,100,000	0.10
Options granted	200,000	0.10
Balance, October 31, 2005	2,300,000	0.10

Warrants

The following warrants to acquire common shares were outstanding at October 31, 2005

Number of Shares	Exercise Price	Expiry Date
3,000,000	$ 0.15	November 25, 2005
3,000,000	0.10	January 24, 2006
600,000	0.10	April 18, 2006
1,550,000	0.10	September 6, 2006

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT OCTOBER 31, 2005
(Unaudited – prepared by management)

	Oct 31 2005	Jan 31 2005
ASSETS		
Current		
Cash	60,128	95,069
Receivables	12,803	1,568
	72,931	96,637
Oil and gas properties (Note 4)	1,625,634	1,599,329
Mineral properties (Note 5)	24,679	15,645
	1,723,244	1,711,611
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,629	10,555
Due to related parties (Note 6)	141,365	146,061
Shareholders' equity		
Capital stock (Note 7)	11,786,253	11,637,753
Contributed surplus (Note 7)	95,111	95,111
Deficit	(10,301,114)	(10,177,869)
	1,580,250	1,554,995
	1,723,244	1,711,611

Nature and continuance of operations (Note 1)
Commitments (Note 4, 5 and 11)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR QUARTER ENDED OCTOBER 31, 2005
(Unaudited – prepared by management)

	Three Months ended October 31		Nine Months ended October 31	
	2005	2004	2005	2004
INCOME				
Petroleum and natural gas sales, net	12,614	1,500	13,108	7,221
EXPENSES				
Amortization & depletion	0	2,710	0	2,710
Interest and bank charges	240	5,076	1,319	16,224
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	2,268	1,578	4,193	6,264
Professional fees & Consulting	1,960	26,181	14,882	26,965
Regulatory and transfer agent fees	3,510	3,815	22,478	12,815
Rent	1,788	3,355	5,794	10,069
Stock-based compensation (Note 7)	0	0	0	5,660
Telephone	2,075	1,739	5,220	4,684
Travel and promotion	51	1,719	3,467	3,671
Wages and benefits	10,000	10,000	34,000	22,000
	36,892	71,173	136,353	156,062
Loss before other items	(24,278)	(69,673)	(123,245)	(148,841)
OTHER ITEMS				
Gain on sale of marketable securities (Note 3)	0	0	0	(3,335)
	(0)	(0)	(0)	(3,335)
Loss for the period	(24,278)	(69,673)	(123,245)	(145,506)
Deficit, beginning of period	(10,276,836)	(10,044,171)	(10,177,869)	(9,968,338)
Deficit, end of period	(10,301,114)	(10,113,844)	(10,301,114)	(10,113,844)
Basic and diluted loss per common share	(0.00)	(0.00)	(0.00)	(0.02)
Weighted avg. number of common shares outstanding	45,305,069	37,679,526	44,532,090	37,611,570

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR QUARTER ENDED OCTOBER 31, 2005
(Unaudited – prepared by management)

	Three Months ended Oct 31		Nine Months ended Oct 31	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	(24,278)	(69,673)	(123,245)	(145,506)
Items not affecting cash:				
Stock-based compensation	0	0	0	5,660
Changes in non-cash working capital items:				
Increase (Decrease) in receivables	(10,420)	(587)	(11,235)	15,667
Increase (Decrease) in drilling advances	0	18,403	0	18,403
Inc (Dec) in A/P and accrued liabilities	(3,037)	(5,000)	(8,926)	(5,665)
Net cash used in operating activities	(37,735)	(56,857)	(143,406)	(111,441)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	108,500	144,450	148,500	159,450
Proceeds from (repayment to) related party	(12,727)	13,898	(4,696)	23,530
Net cash provided by financing activities	95,773	158,348	143,804	182,980
CASH FLOWS FROM INVESTING ACTIVITIES				
Recovery (acquisition) of oil and gas properties	(26,057)	(19,243)	(26,305)	0
Proceeds on sale of Marketable Securities	0	0	0	23,625
Acquisition of mineral properties	0	(7,401)	(9,034)	(11,111)
Net cash provided by investing activities	(26,057)	(26,644)	(35,339)	12,514
Change in cash during period	31,981	74,847	(34,941)	84,053
Cash, beginning of period	28,147	11,210	95,069	2,004
Cash, end of period	60,128	86,057	60,128	86,057
Cash paid during current period for:				
Interest expense	0	4,994	1,080	15,914
Income taxes	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.